Exhibit 99.1

Indonesia Energy Plans to Commence Drilling Two Wells at Kruh Block During the Remainder of 2025

Drilling part of company’s continuing plans to drill a total of 18 wells at the 63,000 acre Kruh Block

JAKARTA, INDONESIA AND DANVILLE, CA, Wednesday, July 23, 2025 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that it plans to drill two (2) back-to-back wells on IEC’s 63,000 acre Kruh Block commencing in the fourth quarter of 2025.

The new drilling activities will be supported by the previously announced exploratory seismic work which was undertaken by IEC during 2024 and early 2025 that upgraded IEC’s wellsite prospects and drilling locations with a view towards maximizing production.

IEC’s planned drilling activities are expected to encompass:

1.	Two wells being drilled back-to-back to help minimize mobilization costs.

2.	A 750 horsepower drilling rig is planned to be used and is currently undergoing final inspection.

3.	The wells will be designated “Kruh-29” (Kruh Field, planned total depth: 3,400 ft) and “West Kruh-5” (West Kruh Field, planned total depth: 5,200 ft), representing IEC’s first new well drilling activity in West Kruh Field.

4.	Surface locations and subsurface geology for both wells have been approved by SKK Migas and Pertamina, the applicable Indonesian government entities.

5.	For Kruh-29, land acquisition, logistics, and tubular material procurement have been completed.

6.	For West Kruh-5, tender documents for required third party vendors are being prepared.

7.	Spudding of Kruh-29 is expected in the middle of the fourth quarter of 2025, with production anticipated to begin by year-end.

Mr. Frank Ingriselli, IEC’s President, commented “We are excited that government permits and necessary contractors are lining up to provide us with the ability to commence drilling our next well at the Kruh Block before year end and hopefully the drilling of a second well before year end or soon thereafter. This comes after our heavy investment in critical seismic work in 2024 and early 2025 which will guide our efforts going forward. If results from these next wells are positive, we are hopeful that a significant increase in our reserves will be forthcoming as we continue to work towards drilling a total of 18 new wells at Kruh in the coming years as we seek to maximize the potential for this asset and drive shareholder value.”

In May 2025, IEC reported that investments in Kruh Block and the 3D seismic work completed earlier this year resulted in a 60% increase in proved gross reserves. More information regarding IEC’s planned drilling activities and reserve details for the Kruh Block and the Citarum Block can be found in IEC’s annual report on Form 20-F which was filed on April 29, 2025 with the Securities and Exchange Commission and is available on IEC’s website at: https://ir.indo-energy.com/sec-filings/.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “could,” “estimates,” “seek,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without imitation those related to IEC’s future drilling plans at Kruh Block. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 29, 2025, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com